NO ACT

P.E.
12-12-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08021445

January 11, 2008

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/11/2008

Michael J. O'Sullivan
Munger, Tolles & Olson LLP
355 South Grand Avenue
Thirty-fifth Floor
Los Angeles, CA 90071-1560

Re: KB Home
Incoming letter dated December 12, 2007

Dear Mr. O'Sullivan:

This is in response to your letters dated December 12, 2007 and January 4, 2008 concerning the shareholder proposal submitted to KB Home by Amalgamated Bank LongView Collective Investment Fund. We also have received a letter on the proponent's behalf dated December 28, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Cornish F. Hitchcock
Attorney at Law
1200 G Street, NW
Suite 800
Washington, DC 20005

MUNGER, TOLLES & OLSON LLP

355 SOUTH GRAND AVENUE
THIRTY-FIFTH FLOOR
LOS ANGELES, CALIFORNIA 90071-1560
TELEPHONE (213) 683-9100
FACSIMILE (213) 687-3702

560 MISSION STREET
SAN FRANCISCO, CALIFORNIA 94105-2907
TELEPHONE (415) 512-4000
FACSIMILE (415) 512-4077

December 12, 2007

WRITER'S DIRECT LINE
(213) 683-9525
(213) 683-4025 FAX
Michael.OSullivan@mto.com

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: KB Home - File No. 1-9195
Statement of Reasons for Omission of Shareholder Proposal
Securities Exchange Act of 1934; Section 14(a); Rule 14a-8

Ladies and Gentlemen:

On behalf of KB Home, and in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, we are submitting this letter to respectfully request the concurrence of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if KB Home excludes the shareholder proposal described below (the "Proposal") from its proxy materials for its 2008 annual meeting of stockholders.

This letter contains the reasons supporting KB Home's belief that it may properly exclude the Proposal. We have been advised by KB Home as to certain factual matters set forth in this letter.

The Proposal

The Proposal, submitted by the Amalgamated Bank LongView Collective Investment Fund (the "Proponent"), concerns the general conduct of KB Home's legal compliance program for mortgage lending. The resolution portion of the Proposal is as follows:

> The shareholders of KB Home (the "Company") request that the board of directors establish a new Compliance Committee, to be composed of independent directors, that would conduct a thorough review of the Company's regulatory, litigation and compliance risks with respect to its mortgage lending operations and report to shareholders within six months of 2008 annual meeting as to the committee's findings and recommendations, as well as the progress made towards implementing those recommendations. This report should be prepared at reasonable cost and omit confidential information.

A copy of the Proposal, including both the resolution and the supporting statement and the Proponent's cover letter, is attached to this letter as Exhibit A.

Reason for Exclusion

KB Home intends to exclude the Proposal from the proxy materials for its 2008 annual meeting because it relates to ordinary business operations as contemplated by Rule 14a-8(i)(7).

Analysis

The 14a-8(i)(7) exclusion and the Commission's policy in applying it

Rule 14a-8(i)(7) permits a company to exclude a proposal dealing with matters relating to its ordinary business operations. In Release 34-40018 (May 21, 1998), the Commission explained that the general underlying policy of this exclusion is:

> to confine the solution of ordinary business problems to the management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting.

This policy, the Commission went on to state in that release, rests on "two central considerations":

1. Some tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

2. Some proposals seek "to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

Some proposals that relate to matters fundamental to a company's day-to-day business may, nevertheless, not be excludable if it they focus on sufficiently significant policy issues. This is because, as the Commission stated in the release, those proposals would "transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."

When a proposal, like this Proposal, requests formation of a committee or preparation of a report, the Commission has stated that it will look to the subject matter of the committee or report in order to determine whether the proposal involves a matter of ordinary business under Rule 14a-8(i)(7). Release 34-20091 (Aug. 16, 1983).

Applying these standards, the Staff has consistently concurred when companies exclude proposals just like this Proposal

The Proposal asks for a "thorough review" and a report on all of KB Home's "regulatory, litigation and compliance risks with respect to its mortgage lending operations." The evaluation and management of the company's regulatory, litigation and compliance risks, including its mortgage lending risks, is the central function of KB Home's legal compliance program. This legal compliance program is integral to KB Home's day-to-day operations because its business is so extensively regulated.

When companies like KB Home exclude proposals like this that relate to the conduct of their legal compliance programs, the Staff has consistently declined to recommend enforcement action. Similar proposals recently excluded on these grounds include those that asked a company to:

- appoint an independent legal advisory commission to evaluate securities law issues – *Ford Motor Company* (Mar. 19, 2007);

- have its board of directors prepare a report assessing the costs and benefits to the company of the Sarbanes-Oxley Act, and its impact on one of the company's operations – *The Bear Stearns Companies Inc.* (Feb. 14, 2007), *Merrill Lynch & Co., Inc.* (Jan. 11, 2007), *Lehman Brothers Holdings Inc.* (Jan. 11, 2007) and *Morgan Stanley* (Jan. 8, 2007);

- create an ethics oversight committee of independent directors to monitor a company's business practices to ensure compliance with law, including retaliation protection – *The AES Corporation* (Jan. 9, 2007);

- establish a special committee of independent directors to review IRA sales practices, including recent allegations of fraudulent marketing, and report its findings and recommendations to shareholders – *H&R Block, Inc.* (June 26, 2006);

- have its board of directors report to shareholders on policies and procedures adopted and implemented to eliminate the reoccurrence of violations of various laws – *Halliburton Company* (Mar. 10, 2006);

- have its board of directors investigate, independent of in-house legal counsel, all potential legal liabilities resulting from a securities law filing – *ConocoPhillips* (Feb. 23, 2006);

- have its board of directors prepare a report for the company's shareholders evaluating the company's compliance with the federal proxy rules – *Sprint Nextel Corporation* (Feb. 15, 2006); and

- create an ethics oversight committee of independent directors for the purpose of monitoring the company's operations to ensure they comply with its ethics policy and applicable law, including the Foreign Corrupt Practices Act – *Monsanto Company* (Nov. 3, 2005).

Just as these companies, and many others, have properly excluded legal compliance proposals under Rule 14a-8(i)(7), KB Home may also properly exclude the Proposal. The remainder of this letter discusses the reasons for this.

The Proposal relates to the general conduct of KB Home's legal compliance program, a program that is fundamental to KB Home's ability to conduct its day-to-day business

KB Home builds and sells homes. Every aspect of this business is heavily regulated. In order to develop land, KB Home must first comply with numerous local, state and federal regulations concerning zoning, land use, resource protection, environmental impacts, permitting and remediation. In order to build a house, KB Home must comply with detailed building and safety codes, labor regulations and contracting requirements. In order to sell a house, KB Home must comply with comprehensive real estate sales regulations and licensing restrictions. And in order to assist with financing arrangements for the purchase of a house, KB Home must ensure it acts in compliance with the maze of detailed regulations that apply to mortgage lending.

Mortgage lending is regulated by many federal, state and local governmental and quasi-governmental agencies, including: The Department of Housing and Urban Development, the Federal Housing Administration, the Department of Veterans Affairs, the Federal Trade Commission, Fannie Mae, Freddie Mac and Ginnie Mae, as well as comparable bodies in the states, counties and cities and towns in which KB Home constructs and sells homes. Even the

Commission, through its Regulation AB, regulates an important piece of the mortgage finance process.

These agencies enforce a patchwork quilt of mortgage-lending statutes, rules, regulations, practices and standards, such as the Fair Housing Act, Equal Credit Opportunity Act, Truth-in-Lending Act, Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act and the Home Ownership Equity Protection Act and the regulations promulgated under those statutes, as well as state and local laws and regulations. These laws regulate nearly every aspect of the mortgage lending process: they prohibit discrimination, require the disclosure of certain basic information to mortgagors concerning credit terms and settlement costs, prohibit referral fees, require the maintenance and disclosure of information regarding the disposition of mortgage applications based on race, gender, geographical distribution, income level and annual percentage rate over certain thresholds, impose licensing restrictions, establish standards for advertising, processing, underwriting and servicing mortgage loans and closing practices, restrict certain loan features and closing terms and, depending on the state, may fix maximum interest rates and fees.

To operate within all these home development, construction, sale and financing regulations requires an active legal compliance program tightly-integrated into everything KB Home does. Accordingly, on a day-to-day basis, KB Home makes its business decisions and conducts its operations with the active oversight of, and input from, its legal compliance program. Changes in law and KB Home's business constantly require KB Home to evaluate and adjust its legal compliance program.

As a result, all levels of KB Home participate in its legal compliance program. At the board level, KB Home's Audit and Compliance Committee actively oversees, as its name suggests, all compliance matters. At the management level, KB Home's general counsel, chief accounting officer, head of internal audit, tax manager and others oversee the day-to-day conduct of KB Home's legal compliance policy. KB Home employs many individuals who spend all, or substantially all, of their time administering its legal compliance program, and from time to time obtains assistance from outside counsel, accountants and other professionals. And all KB Home employees with decision-making authority are expected to be familiar with the legal compliance issues that impact their responsibilities.

For these reasons, KB Home's legal compliance program must be, and is, fundamental to its ability to conduct its business on day-to-day basis. The Proposal would add another layer of review to this program by giving KB Home's shareholders a direct role in its oversight. Just as KB Home could not run its business while giving its shareholders direct oversight over its land buying decisions, or its marketing strategies, or its home design plans, KB Home could not run its business while giving its shareholders direct oversight over its legal compliance program.

This fundamental day-to-day role of legal compliance explains why so many companies consistently exclude, with Staff concurrence, proposals that interfere with the conduct of any

aspect of their legal compliance programs. Just as KB Home intends to exclude a Proposal that would oversee the mortgage lending aspect of its legal compliance program, the Staff has previously permitted another company to exclude a very similar proposal that sought a review and report to shareholders of a company's compliance with the mortgage lending aspect of its legal compliance program. (*Associates First Capital Corporation*, Feb. 23, 1999) As noted above, other companies have recently excluded, with the Staff's concurrence, similar proposals that would also oversee discrete aspects of their legal compliance programs: compliance with securities laws (*Ford Motor*, *Sprint Nextel*), compliance with the Federal Corrupt Practices Act (*Halliburton*, *Monsanto*), compliance with government contracting requirements (*Halliburton*), compliance with federal whistleblower protections (*AES*) and compliance with IRA sales requirements (*H&R Block*).

The Proposal probes deeply, and indiscriminately, into a highly-complex area in which shareholders are not in a position to make an informed judgment

The Proposal would have KB Home conduct a "thorough review" of <u>all</u> "regulatory, litigation and compliance risks" in its mortgage lending operations, and then report the results of this review, including findings, recommendations and progress towards implementing the recommendations, to its shareholders. And KB Home would have to do all this within six months after its 2008 annual meeting.

The report the Proposal calls for would have to be massive because, as described above, nearly every aspect of mortgage lending is regulated by multiple federal, state and quasi-governmental regulations. The Proposal would have KB Home review and report on each and every one of them. It does not ask KB Home to focus on any particular aspect of mortgage lending regulation. It does not permit KB Home to limit its inquiry only to material or important aspects of its mortgage lending regulation. Instead, it indiscriminately tells KB Home to review and report on everything in this broad area.

To "thoroughly" and properly capture the complex and intricately-detailed nature of mortgage lending operations, the Proposal's report would have to be similarly-complex and detailed. There is no other way to fairly present the many intricate and difficult regulatory, litigation and compliance issues that can arise in this area.

The Commission has indicated a concern that proposals like this would tend to "micro-manage" a company, probing too deeply into matters of a complex nature upon which shareholders, as a group, are not in a position to make an informed judgment. The lengthy, detailed and complex report called for by this Proposal is precisely this sort of micro-management tool. The Proposal makes no allowance for the likelihood that few, if any, KB Home shareholders would have the expertise to work their way through such a lengthy and complex report, let alone formulate an informed judgment on the numerous issues the Proposal would like the report to address.

This is why companies consistently exclude, with the Staff's concurrence, proposals like this one that seek to give shareholders an inappropriate level of detail and oversight regarding an aspect of a company's legal compliance program. This Proposal's mortgage lending compliance report would cover the same territory as the mortgage lending report excluded in *Associates First*, and it would be just as ill-suited to shareholder review as that and other compliance reports the Staff has permitted other companies to exclude – the Sarbanes-Oxley reports in *Bear Stearns*, *Merrill Lynch*, *Lehman Brothers* and *Morgan Stanley*; the IRA sales report in *H&R Block*; the FCPA reports in *Halliburton* and *Monsanto*; and the proxy rules report in *Sprint Nextel*.

The Proposal fails to focus on a significant social policy and, instead, merely seeks an internal risk assessment

KB Home is mindful that the Commission has stated that some proposals related to a company's day-to-day business may not be excludable if it they focus on sufficiently significant policy issues. This is because those proposals would "transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Release 34-40018 (May 21, 1998).

This is not one of those proposals.

This Proposal is not focused. As discussed above, it is actually very general, covering the entire mortgage lending area – all regulatory risks, all litigation risks, all compliance risks. In short, every mortgage-related risk one would expect a company's legal compliance program to handle, from the biggest to the most mundane. Mortgage lending regulations cover a wide array of issues, ranging from discrimination, to disclosure, to referral fees, to licensing requirements, to advertising restrictions, to underwriting standards, to appraisal requirements, to interest rate determinations, to foreclosure, and so on. The Proposal does not focus on any of these specific issues.

This Proposal does not transcend day-to-day business matters. As discussed above, it instead inserts itself directly into KB Home's day-to-day business operations by involving itself in everything KB Home's legal compliance program does with respect to mortgage lending operations, no matter how mundane.

And this Proposal raises no issues appropriate for a shareholder vote. Instead of presenting a specific issue for consideration by KB Home's shareholders, in a manner in which they can be expected to make an informed decision, this Proposal requires KB Home to probe deeply into its compliance program for mortgage lending and dump what it finds on its shareholders. It provides nothing for them to decide. It identifies no issue on which their input is needed. Instead it effectively gives them a plenary, unfettered supervisory role over the general conduct of KB Home's legal compliance program, a function KB Home, like so many other companies, rightly considers an integral aspect of the day-to-day management of its ordinary business affairs.

So even though this Proposal invokes a broad area where there are social policy concerns – "mortgage lending operations" – it is neither sufficiently focused nor sufficiently significant to satisfy the Staff's standards under Rule 14a-8(i)(7). In this, it is very similar to a raft of other compliance-related proposals that have been excluded with the Staff's concurrence, even though they invoked broad areas of social policy such as, in the letters cited above, Sarbanes-Oxley (*Bear Stearns*, *Merrill Lynch*, *Lehman Brothers* and *Morgan Stanley*), retaliation protection for whistleblowers (*AES*), sale of investment products (*H&R Block*), bribery (*Halliburton*, *Monsanto*), proxy rules (*Sprint Nextel*), predatory lending (*Associates First*), and the like.

In 2005, the Staff stated that, when evaluating a proposal relating to environmental and public health issues, it will concur with decisions to exclude proposals that "focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health." On the other hand, to the extent a proposal focuses on "minimizing or eliminating" these operations, the Staff will not concur with decisions to exclude. Staff Legal Bulletin 14C, Part D.2 (June 28, 2005).

Applying this standard, the Staff has since concurred with decisions to exclude a wide variety of proposals that focus on internal risk evaluation even though they also happen to touch on significant social policy issues in the environmental and public health area. These include proposals requesting risk evaluations in connection with climate change (*Centex Corporation*, May 14, 2007), energy efficiency (*TXU Corp.*, Apr. 2, 2007), greenhouse gas emissions (*Hewlett-Packard Company*, Jan. 22, 2007), carbon tax (*Great Plains Energy Incorporated*, Feb. 27, 2007), the HIV/AIDS, tuberculosis and malaria pandemics (*Abbott Laboratories*, Mar. 9, 2006), and sales to Canadian drug wholesalers (*Pfizer Inc.*, Jan. 29, 2007).

This Proposal would have KB Home review and report on "regulatory, litigation and compliance ***risks*** with respect to ***its*** mortgage lending operations" (emphasis added) – precisely the sort of internal risk assessment contemplated by the Staff's 2005 policy. The Proposal does not propose that KB Home minimize or eliminate its involvement in mortgage lending activities. Although this Proposal is not focused on an environmental or public health policy issue (or on any other particular social policy for that matter), we believe the policy underlying the Staff's approach to the environmental and public policy area is equally applicable here and would apply even if the proponent had tried to focus its Proposal on a particular social policy.

This approach would be consistent with recent letters applying this risk evaluation standard to exclude proposals that touch on potentially significant issues outside of the environmental and public health areas, such as homeland security (*Union Pacific Corporation*, Feb. 21, 2007) and outsourcing and offshoring work (*General Electric Company*, Jan. 13, 2006).

Conclusion

For the foregoing reasons, KB Home respectfully requests that the Staff confirm that it will not recommend any enforcement action if KB Home excludes the Proposal from the proxy materials for its 2008 annual meeting pursuant to Rule 14a-8(i)(7).

* * *

Pursuant to Rule 14a-8(j)(1), this letter is being submitted least 80 calendar days before March 3, 2008, the date on which KB Home expects to file with the Commission its definitive proxy materials for its 2008 annual meeting.

Pursuant to Rule 14a-8(j)(2), we are including six copies of this letter as well as six copies of the Proposal. We are also sending a copy of this letter and its exhibits to the Proponent's designated representative in order to inform it of KB Home's intent to exclude this Proposal.

If you have any questions regarding this matter or require additional information, please contact me at (213) 683-9525 or Tony Richelieu of KB Home at (310) 231-4098. Any communication by the Staff may be faxed to the undersigned at (213) 683-4025 and to the Proponent's representative at (202) 315-3552, the fax number indicated on the cover letter included in Exhibit A.

If the Staff does not agree with the conclusions set forth herein, we request that the Staff contact us before issuing any formal written response.

Please acknowledge receipt of this letter by date-stamping the enclosed additional copy and returning it to me in the enclosed self-addressed stamped envelope.

Sincerely,

Michael J. O'Sullivan

cc: Cornish F. Hitchcock, on behalf of
Amalgamated Bank LongView Collective Investment Fund

William A. Richelieu
KB Home

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005
(202) 661-6101 • FAX: (202) 315-3552
CONH@HITCHLAW.COM

2 November 2007

Mr. William A. Richelieu
Corporate Secretary
KB Home
10990 Wilshire Boulevard
Los Angeles, CA 90024

By UPS

Re: Shareholder proposal for 2008 annual meeting

Dear Mr. Richelieu:

On behalf of the Amalgamated Bank LongView Collective Investment Fund (the "Fund") I submit the enclosed shareholder proposal for inclusion in the proxy statement that KB Home (the "Company") plans to circulate to shareholders in anticipation of the 2008 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to the Company's board committee practices.

The Fund is an S&P 500 index fund located at 275 Seventh Avenue, New York, N.Y. 10001. The Fund has beneficially owned more than $2000 worth of the Company's common stock for more than a year. A letter confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the 2008 annual meeting, which a representative plans to attend.

We would be pleased to discuss with you the issues presented by this proposal. Please do not hesitate to contact me if there is anything further that I can provide.

Very truly yours,

Cornish F. Hitchcock

RESOLVED: The shareholders of KB Home (the "Company") request that the board of directors establish a new Compliance Committee, to be composed of independent directors, that would conduct a thorough review of the Company's regulatory, litigation and compliance risks with respect to its mortgage lending operations and report to shareholders within six months of the 2008 annual meeting as to the committee's findings and recommendations, as well as the progress made towards implementing those recommendations. This report should be prepared at reasonable cost and may omit confidential information.

SUPPORTING STATEMENT

The recent turmoil in the housing and mortgage markets has wiped out billions of dollars in shareholder value at housing-related companies. During the first ten months of 2007, KB Home stock lost 45% of its value.

In its August 13, 2007 issue, BUSINESS WEEK suggested that improper business practices among the nation's largest homebuilders – particularly within their mortgage or financing affiliates – may have contributed to the recent collapse of the mortgage and housing markets. The specific concern is the conflict of interest that may occur if a home builder's mortgage affiliate issues mortgages to home buyers who may not be able to repay their obligations.

Concerns about housing financing practices have prompted calls for more regulatory and legislative action, as well as litigation. Reports in the news media indicate an increased interest by state and federal regulators in enforcing existing laws affecting home builders and mortgage originators, with a possibility of new regulations. In addition, some Members of Congress have indicated an interest in imposing a fiduciary obligation on originators and possibly placing non-bank lenders under federal oversight. At the state level, legislatures in a number of states are considering measures that target deceptive lending, foreclosure or fraud.

Litigation is also pending under the Real Estate Settlement Procedures Act, the Truth in Lending Act, and the Home Ownership Equity Protection Act, as well as state anti-predatory lending statues.

In October 2007 KB Home paid $456,000 to settle a federal investigation into whether the Company had accepted rebates from insurers for referrals when selling homes. This sum was more than any of the five other homebuilders who also settled kickback charges; the Company has denied any wrongdoing.

As shareholders, we are concerned about the damage to long-term shareholder value that can result from litigation, regulatory costs and reputational injury

at companies that lack adequate compliance procedures and active oversight by the board. Although the board currently has an Audit and Compliance Committee, that committee's 2006 report suggests that its focus is primarily on financial reporting. Given the current public scrutiny of homebuilders and their business practices, we believe that it is important for a new board committee to undertake a thorough investigation of the Company's practices in this area and to avoid or mitigate any conflicts that might arise.

We urge you to vote FOR this proposal.

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005
(202) 684-6610 • FAX: (202) 315-3552
CONH@HITCHLAW.COM

28 December 2007

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

By courier and e-mail (cfletters@sec.gov)

Dear Counsel:

I write on behalf of Amalgamated Bank LongView Collective Investment Fund (the "Fund") in response to the letter from counsel for KB Home ("KB" or the "Company") dated 12 December 2007. In that letter the Company requests that the Division grant no-action relief with respect to a shareholder proposal submitted by the Fund that deals with establishing a Compliance Committee on KB's Board of Directors. For the reasons set forth below, the Fund submits that the Company has not carried its burden with respect to establishing that the Fund's proposal may be excluded from the Company's proxy materials.

The Fund's Proposal.

The Fund requests that the Company "establish a Compliance Committee, to be composed of independent directors, that would conduct a thorough review of the Company's regulatory, litigation and compliance risks with respect to its mortgage lending operations and report to shareholders within six months of the 2008 annual meeting as to the committee's findings and recommendations, as well as the progress made towards implementing those recommendations."

The Supporting Statement cites the recent turmoil in the housing and mortgage markets and how that has had a negative effect on KB stock, which lost 45 percent of its value in the first ten months of 2007.

The Supporting Statement cites a report in BUSINESS WEEK suggesting that some aggressive business practices among the nation's largest homebuilders –

particularly within their mortgage or financing affiliates – may have contributed to the recent collapse of the mortgage and housing markets. Concerns center on the conflict of interest that may occur if a home builder's mortgage affiliate issues mortgages to home buyers who may not be able to repay their obligations.

The Supporting Statement cites as well the growing demand for legislative and regulatory action at both the federal and state levels that could increase legal obligations on loan originators, as well as crack down on deceptive lending, foreclosure or fraud. This is in addition to the threats of litigation under current laws affecting home buildings under the Real Estate Settlement Procedures Act, the Truth in Lending Act, and the Home Ownership Equity Protection Act, as well as state anti-predatory lending statues.

The Supporting Statement notes that the concern is far from theoretical. In October 2007 KB (while denying any wrongdoing) was one of six companies to settle a federal investigation into whether KB had accepted rebates from insurers for referrals when selling homes. Indeed KB agreed to pay $456,0000, more than any of the five other companies that also settled these kickback charges.

The Supporting Statement expresses concern about the damage to long-term shareholder value that can result from litigation, regulatory costs and reputational injury at companies that lack adequate compliance procedures and active board oversight. Accordingly, the Fund's proposal urges an investigation of KB's practices in this area and efforts to mitigate any potential conflicts that might be disclosed.

The "Ordinary Business" Exclusion.

1. The Applicable Standard.

KB invokes the "ordinary business" exclusion in Rule 14a-8(i)(7), which permits companies to omit proposals that "are mundane in nature and do not involve any substantial policy or other considerations." This is the standard set out in the 1976 rulemaking which produced Rule 14a-8(c)(7) (later recodified as Rule 14a-8(i)(7)) and explained how it should be applied in particular cases. Release No. 34-12999, 41 Fed. Reg. 52994, 52998 (3 December 1976) (the "1976 Release").

This interpretation stemmed from the Commission's concern about a no-action letter advising a utility that it could exclude a resolution on the topic of whether the company should build a nuclear power plant. The staff's theory was that the utility's management, "as an ordinary business matter, determines the fuel mix and the types of electrical generating methods that will be utilized to furnish electricity to the company's customers." *Potomac Electric Power Co.* (5 March 1976), 1976 SEC No-Act. LEXIS 622, *3. To avoid this result in the future, the SEC proposed amending the "ordinary business" exclusion to require the inclusion of

"proposals involving important business matters, notwithstanding the fact that such matters generally would relate to the conduct of the issuer's ordinary business operations." SEC Release No. 34-12598, 41 Fed. Reg. 29982, 29984 (20 July 1976).[1] After receiving public comments, the SEC adopted the 1976 Release and reissued Rule 14a-8 in amended form; the Commission did not, however, alter the language of the "ordinary business" exclusion, citing administrative and interpretational concerns. 41 Fed. Reg. at 52997. The SEC concluded that the existing standard (which was placed in a new subpart (c)(7)) "appears to be a workable one if it is interpreted in a somewhat more flexible manner than in the past." *Id.* at 52998.

The "substantial policy" benchmark well captures the point the Commission sought to make: It is not enough that the topic of a resolution be "mundane" – indeed, the *PEPCO* example shows how any policy issue can be characterized to seem like a part of the company's day-to-day business. What matters is whether the proposal is also devoid of "*any* substantial policy or other considerations," 1976 Release, 41 Fed. Reg. at 52998 (emphasis added).

In Release No. 34-40018, 63 Fed. Reg. 29106 (28 May 1998) the Commission reaffirmed this approach and provided additional guidance for determining what sort of issues would transcend "ordinary business." The Commission recommended a focus first on the subject matter of the proposal, noting that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to director shareholder oversight," *e.g.*, decisions on hiring or promotion of employees, production quality, and retaining suppliers. *Id.* at 29108. Even so, the SEC noted, some proposals would "transcend the day-to-day business matters and raise policy issues so significant" as to warrant shareholder input. *Id.*

Secondly, the Commission cited a need to examine the extent to which a proposal would "micro-manage" the company "by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

In seeking no-action relief KB argues that the Fund's proposal relates merely to KB's day-to-day operations (KB Letter at pp. 4-6), seeks to probe deeply into a complex area as to which shareholders are not equipped to make an informed

---

[1] The proposed text amendment would have replaced the language then in subpart (c)(5), which allowed companies to omit requests to act on "a matter relating to the conduct of the ordinary business operations of the issuer," with a new subpart (c)(7), which would permit the omission only of "routine, day-to-day matter[s] relating to the conduct of the ordinary business operations of the issuer." *See* 41 Fed. Reg. at 29988, 29984.

judgment (KB Letter at pp. 6-7), and involves little more than internal risk assessments (KB Letter at pp. 7-9). As we now demonstrate, the issues presented by the Fund's proposal transcend ordinary business considerations, and KB has not sustained its burden of proving otherwise.

2. <u>Significant Policy Issues.</u>

The issues here transcend day-to-day operational issues and are appropriate for shareholder participation as they involve governance at the board level..

Contrary to KB's assertions, the proposal does not focus on day-to-day operations, but rather on governance at the board of directors level. Directors are elected by the shareholders to act as stewards of the shareholders. Particularly at a time when the Company's stock price has collapsed with no sign of immediate recovery, it is plainly not a matter of "ordinary business" for shareholders to raise questions about how directors carry out that responsibility in this industry.

Specifically, the Fund's proposal asks the board to create a new committee that would focus on issues pertaining to the present housing and mortgage crisis, a "significant policy" issue by anyone's definition.[2] The proposal also seeks a board-level review of the Company's mortgage operations business amidst concerns that home builders' mortgage financing affiliates may have exacerbated the current problems by originating mortgages in significant numbers to buyers who could not afford those mortgages.

Apart from significant policy issues presented by the current housing and credit crisis, we note that the utilization of compliance committees has itself emerged as a significant issue of corporate governance in recent years. Nearly two years THE WALL STREET JOURNAL reported how a "small but growing number" of S&P 500 committees are setting up compliance committees along the line recommended by the Fund here, rather than simply relying on the audit committee. Joann S. Lublin, *Compliance Panels Slowly Take Hold,* WALL ST. JOURNAL (9 January 2006) (Ex. A hereto). The practice is noticeable in industries that are subject to significant regulatory requirements, as are home builders.

---

[2] *See, e.g., Congress Takes Up Mortgages,* WALL ST. JOURNAL at A7 (6 September 2007); *Treasury Secretary Paulson Presses for Congress to Act on FHA Bill,* WALL ST. JOURNAL (14 September 2007); *Bush Wants to Expand Mortgage Disclosures,* WALL ST., JOURNAL at D3 (20 September 2007); *Housing Mess: Congress to the Rescue?,* WALL ST. JOURNAL at A9 (22 September 2007); *Paulson Urges Congress to Act on Loan Woes,* WALL ST. JOURNAL at A2 (4 December 2007); *Bush to Unveil Aid to Homeowners,* WALL ST. JOURNAL at A3 (5 December 2007); Henry M. Paulson, Jr., *Our Plan to Help Homeowners,* WALL ST. JOURNAL at A17 (7 December 2007).

The Fund's proposal is thus comparable to other proposals seeking the creation of a board-level committee to look into significant policy issues. Three no-action determinations in which the Division denied no-action relief are illustrative.

Associates First Capital Corporation (13 March 2000) chillingly anticipated the subprime lending issues that dominate today's news. The resolution there sought the creation of a board committee to "oversee the development and enforcement of policies to ensure that (1) accounting methods and financial statements adequately reflect the risks of subprime lending and (2) employees do not engage in predatory lending practices; and to report before the next annual meeting to the shareholders on policies and their enforcement." Despite pleas from the company this related to its core business activities, the Division denied no-action relief.

Similarly in *General Electric Co.* (28 January 2005), the proposal asked the board to create a committee to "review General Electric's operations in Iran, with a particular reference to potential financial and reputational risks incurred by the company by such operations." A report was similarly requested. The Division rejected GE's argument that the proposal merely sought a request for an evaluation on doing business in a single country and did not involve any overriding social policy issue.

More recently in *Yahoo!* (16 April 2007), a proposed bylaw would create a board-level Committee on Human Rights to review "implications of the company's policies" with respect to human rights, both at home and abroad. Of particular note, the Division rejected the company's argument that the "issue of how the Company should respond or alter its services to comply with government regulations . . . is central to the Company's day-to-day business operations," and the "issue is highly complex, and requires a detailed understanding of, among other things, the Company's current and future business models and strategies, available technology and the regulatory landscape" – matters on which shareholders were said to be ill-equipped to judge. 2007 SEC No-Act. LEXIS 445 at *70-71.

Also germane is the recent determination in *Beazer Homes USA, Inc.* (30 November 2007), which denied no-action relief with respect to a proposal that requested a report "evaluating the Company's potential losses or liabilities relating to its mortgage operations and/or those of any affiliates or subsidiaries." In *Beazer*, as here, the proponent cited the current crises involving mortgage lending, the credit crunch, and the significant loss of shareholder value among homebuilders as factors that took the proposal out of the realm of "ordinary business." The Division rejected Beazer's arguments that this proposal could be excluded under the "ordinary business" exclusion in Rule 14a-8(i)(7), upon which KB relies here.

The authorities cited by KB involve requests for committees to monitor various aspects of company operations. However, none of those proposals involved

the same level of urgency to shareholders in a given industry sector, such as homebuilding, or the same public policy considerations that are presented by the current mortgage crisis. *E.g.., Bear Stearns Cos., Inc.* (14 February 2007) (committee to monitor Sarbanes-Oxley compliance); *Ford Motor Co.* (19 March 2007) (committee to monitor securities law issues); *Halliburton* Co. (10 March 2006) (same); *AES Corp.* (9 January 2007) (committee to monitor ethics compliance); *Humana Inc.* (25 February 1998) (committee to monitor anti-fraud program); *Crown Central Petroleum Corp.* (19 February 1997) (committee to monitor franchisee compliance with laws regarding cigarette sales to minors); *Monsanto Co.* (3 November 2005) (committee to monitor Foreign Corrupt Practices Act compliance).

The proposal involves more than day-to-day risk assessment.

KB appears to rely heavily on commentary in STAFF LEGAL BULLETIN 14C (2005), section D of which dealt with application of the "ordinary business" exclusion to proposals to evaluate environmental and public health risks. Of course, this proposal does not address environmental or public health issues, and the only letters cited by KB deal with topics falling into one category or the other. *See Centex Corp.* (14 May 2007); *TXU Corp.* (2 April 2007); *Hewlett-Packard Co.* (22 January 2007); *Great Plains Energy Inc.* (27 February 2007) (environmental proposals); *Abbott Laboratories* (9 March 2006); *Pfizer Inc.* (29 January 2007) (public health proposals).

More generally, though, the STAFF LEGAL BULLETIN made it clear that the appearance of the word "risk" in a resolution is not an automatic disqualifier. The STAFF LEGAL BULLETIN thus cited as an example of a proposal that must be included a request that ExxonMobil prepare a report "on the potential environmental damage that would result from the company drilling for oil and gas in protected areas" such as national parks. *ExxonMobil Corp.* (18 March 2005). Choices about where and how to drill for oil are surely part of the day-to-day decision making that takes place at an oil company such as ExxonMobil. Moreover, the wrong choice may have not only serious environmental concerns, but also economic consequences in terms of potential liability and loss of reputation. Nonetheless the Division approved a proposal seeking a report on those issues.

Similarly, a home builder's choices about how to operate a financing affiliate are at one level a part of the company's day-to-day activities. Nonetheless, the wrong choice can have significant consequences not only for the company and its shareholders, but also for home owners who find themselves faced with foreclosure, for renters who may find themselves evicted from homes threatened with foreclosure, for communities that face the risk of crime and economic decline from foreclo-

sures and a need to issue debt to deal with those threats,[3] and for investors in this country and abroad who put their money into collateralized debt obligations and similar vehicles only to see the value plummet.

Ironically, KB helps make this point when it describes (at p. 5) the "patchwork quilt of mortgage-lending statutes, rules, regulations, practices and standards" under federal law, implementing regulations, state laws and local laws. The complexity of that system argues in favor of allowing shareholders to voice their views on how the board of directors should oversee management, particularly at a time when (as the proposal notes) KB has had to expend resources and company funds settling federal kickback charges. KB's attempt to trivialize the Fund's proposal as merely a request for a proposal on risk assessment thus underestimates the policy significance of the proposal.

Conclusion.

For the foregoing reasons, KB Home has failed to carry its burden of justifying exclusion of the Fund's proposal, and we would ask the Division to advise the Company that its request for no-action relief is denied.

Thank you for your consideration of these points. Please do not hesitate to contact me if there is any further information that can be provided.

Very truly yours,

Cornish F. Hitchcock

cc: Michael J. O'Sullivan, Esq.
Mr. Scott Zdrazil

[3] See *Spreading the Misery*, THE NEW YORK TIMES (29 November 2007) and *Ohio to Sell Bonds to Avert Home Foreclosures*, BLOOMBERG NEWS (24 March 2007) (Exs. B and C hereto).

EXHIBIT A

Theory & Practice

Compliance Panels Slowly Take Hold

Board-Level Committees
Add Clout to a Company's
Ability to Police Itself

By **JOANN S. LUBLIN**
Staff Reporter of THE WALL STREET JOURNAL
January 9, 2006

Scott Gilbert, the top compliance cop at **Marsh & McLennan** Cos., wanted to speed up training about new ethics rules for staffers at one Marsh unit. So he asked the unit's leaders to describe their plans to the board of directors' new compliance committee last September.

Board-level presentations "focus the attention of management," says Mr. Gilbert, whom the New York financial giant hired as its first chief compliance officer in January 2005. A compliance committee "is a very useful thing," he adds.

Others agree. A small but growing number of major corporations are creating board-level compliance panels to oversee how well their companies are obeying legal, regulatory and ethical requirements. Twenty-two Standard & Poor's 500 companies, mainly in the fields of health care and financial services, have board committees primarily focused on compliance and legal issues, up from 15 in 2003, according to an analysis by recruiters Spencer Stuart.

Compliance committees typically seek to ensure that employees don't run afoul of mandates such as antibribery laws, worker-safety rules and whistle-blower protections adopted after business scandals. They enhance the clout of managers who enforce compliance, keep tabs on compliance programs and lighten the load of audit committees.

In some cases, compliance committees formed to oversee pending lawsuits or government probes disband once they complete the assignment. That happened at **Mattel** Inc. and **PNC Financial Services Group** Inc. Other committees are there for the long haul.

"We are there to insist on compliance, but to also help [executives] do their jobs," says Zachary Carter, a former U.S. prosecutor who takes his role as chairman of the three-person Marsh committee seriously. He and Mr. Gilbert talked daily for a time after the committee was formed in March. Committee members review internal-compliance problems, revise Mr. Gilbert's draft reports to the board, and make sure he has enough resources to do his job.

Active compliance committees must walk a fine line between monitoring and meddling. And some governance experts consider them unnecessary clones of the audit committee. "It could be a sign of bad governance" because "you're duplicating efforts and creating the risk of somebody missing information," says Joseph Grundfest, a Stanford University law professor. He serves on the board of **Oracle** Corp., where the audit panel handles compliance.

Corporate crises sparked the creation of several compliance committees. **American International Group** Inc., beset by regulatory probes into its accounting practices, appointed a panel in April to review whistle-blower complaints and give government regulators "a point of contact on the board," says an individual close to the situation. Regulators had criticized the New York insurance company for its truculent response to past investigations.

AIG's Regulatory, Compliance and Legal Committee is led by Stephen L. Hammerman, a retired New York City deputy police commissioner. The panel is helping AIG executives negotiate a possible settlement with New York State Attorney General Eliot Spitzer and prepare a global compliance program, says the individual close to the situation. An AIG spokesman says its compliance plan will enhance regulatory monitoring in the roughly 130 countries where it operates.

Directors of **Apria Healthcare Group** Inc. in Lake Forest, Calif., formed their compliance committee in January 2000 to bolster a management-compliance group required by the settlement of a whistle-blower lawsuit. When the home health-care concern later tried to resolve allegations of overbilling the Medicare program, federal negotiators saw the board panel "as part of the reason to settle the case" because it set the right tone at the top, recalls committee chairman Richard Koppes. (The charges stemmed from pre-2000 actions.)

Apria paid $17.6 million in September as part of the settlement, without admitting wrongdoing.

Litigation spawned the Marsh panel, too. An October 2004 suit by Mr. Spitzer charged the company's insurance-brokerage unit rigged commercial-insurance bids and accepted "contingent-commission" payments in return for steering business to favored carriers. Under an $850 million settlement reached last January, Marsh promised to ban contingent commissions, adopt altered fee arrangements and fuller client disclosures, and establish a board-compliance committee.

The committee is technically a subcommittee of the audit panel. It operates fairly autonomously because it reports to the full board, says Mr. Carter, a partner at New York law firm Dorsey & Whitney LLP, which specializes in white-collar crime and civil-fraud cases. Institutional investors lobbied for his 2004 board appointment.

Officials of the Marsh unit appearing before his panel learned how highly directors value compliance. Board members persuaded the executives to add operational managers to the unit's compliance organization so that employees view it as important and not "make-work," Mr. Carter recollects.

On another occasion, Mr. Gilbert says he invited Mr. Carter to interview the finalist for compliance officer at a different unit partly to signal that "it was a very important job." Mr. Gilbert's own job security largely depends on Mr. Carter's panel. "If my performance were lacking, the compliance committee would have the power to do something about it," he observes.

The committee could disband in five years, when its settlement-monitoring duties expire. With other regulatory issues looming, "it will be a permanent fixture of the company," Mr. Carter predicts.

Theory & Practice is a weekly look at people and ideas influencing managers. Send comments to

theorypractice@wsj.com[1].

Reach of Board Compliance Committees

S&P 500 companies disclosing such panels. Disclosures as of ...

5/31/05	7/15/2004	7/15/2003
Avery Dennison	Avery Dennison	Avery Dennison
Bear Stearns	Bear Stearns	Becton, Dickinson
Becton, Dickinson	Becton, Dickinson	Countrywide Financial
Brunswick	Brunswick	Fifth Third Bancorp
C.R. Bard	C.R. Bard	Guidant
Comerica	Comerica	Hartford Financial Svc. Gp.
Countrywide Financial	Countrywide Financial	HCA
Express Scripts	Express Scripts	John Hancock Financial
Hartford Financial Svc. Gp.	Guidant	Manor Care
HCA	Hartford Financial Svc. Gp.	Mattel
Laboratory Corp. of America	HCA	MedImmune
Lucent Technologies	Lucent Technologies	PNC Financial Services
Manor Care	Manor Care	Schering-Plough
MedImmune	Mattel	Tenet Healthcare

Microsoft	MedImmune	UnitedHealth Group
Omnicom Group	Microsoft	
Sara Lee	Sara Lee	
Schering Plough*	Schering-Plough	
Tenet Healthcare	Tenet Healthcare	
UnitedHealth Group	UnitedHealth Group	
UnumProvident	Watson Pharmaceuticals	
Watson Pharmaceuticals		

**Based on confirmation by company.*

Source: Proxy-statement analysis by recruiters Spencer Stuart in New York

Spencer Stuart defines "compliance" broadly enough to cover panels mainly organized to oversee pending lawsuits or government probes. Mattel and PNC Financial Services Group say such special committees disbanded once they finished their assignment. Fifth Third Bancorp disappeared from the search firm's tally after the Cincinnati bank's compliance committee enlarged its focus to cover risk issues, too. Takeovers knocked two others off the list: John Hancock Financial Services, acquired in 2004, and Guidant, which has agreed to be acquired by Johnson & Johnson.

In addition, Laboratory Corp. had a compliance committee in 2004 and 2003 but wasn't part of the S&P 500 during those years. Spencer Stuart's analysis is based on the S&P 500 makeup as of June 30 for each year.

EXHIBIT B

The New York Times
nytimes.com

November 29, 2007

EDITORIAL

Spreading the Misery

The nation's foreclosure crisis is metastasizing, and communities are in harm's way as property values and tax bases decline and crime increases.

In the third quarter, there were 635,000 foreclosure filings, a 30 percent increase from the previous quarter and nearly double from a year ago, according to RealtyTrac, a national real estate information service. That works out to one for every 196 households. Michigan and Ohio, which were hit early and hard by a combination of economic weakness and reckless lending, continue to reel. Foreclosures rose last year in Colorado, Georgia and Texas and are now surging in California, Nevada, Arizona and Florida. In those states unsustainable mortgages are at the root of the problem.

The Bush administration has been far too slow to respond, with some officials apparently worried that helping today's troubled borrowers might encourage future borrowers to take on too much debt. That misses a critical point: much of this crisis can be traced to lenders' failure to vet borrowers and the government's failure to regulate the industry. And it misses an even bigger point: unless something is done quickly, whole communities, not just people who lose their homes, will suffer.

Foreclosed properties damage the value of nearby homes and the tax bases of municipalities. There is also a strong correlation between foreclosures and crime. For every one percentage point increase in a neighborhood's foreclosure rate, violent crime rises 2.3 percent, according to a recent study by Dan Immergluck of the Georgia Institute of Technology and Geoff Smith of Woodstock Institute, a research and advocacy organization in Chicago.

Reports from Cleveland, Atlanta and the sprawl around Los Angeles and Sacramento — from low-income city neighborhoods to middle-class suburbs — all tell a similar story: when vacancies appear, so do looters, vagrants, prostitutes and drug dealers. In Cleveland's inner city, it takes 72 hours for a vacated house to be looted, a community activist told CNN recently, with lootings often followed by violent crime. In the suburbs, the descent may be slower, beginning with graffiti and vandalism and moving to gang activity and other crime.

Police departments may not be able to keep up, in part because foreclosures are projected to strain municipal budgets. Neighborhood watch groups are quickly overwhelmed. The United States Conference of Mayors met this week to discuss the impact of foreclosures. Based on the mayors' experience, their estimates of the number of coming foreclosures, and the damage inflicted on community life, were grimmer than projections from the federal government and the housing industry. The question is whether their concerns will be heeded.

As more foreclosures take their toll, the need becomes ever more obvious for a comprehensive, national effort to avert evictions. Last week, Treasury Secretary Henry Paulson Jr. wisely shifted his position on loan modifications, endorsing the idea that some at-risk loans should be modified en masse rather than on an

inefficient one-by-one basis. If Mr. Paulson backs up his new stance with a plan of action, the socio-economic costs of foreclosures may yet be contained.

EXHIBIT C

The New York Times
nytimes.com

March 24, 2007

Ohio to Sell Bonds to Avert Home Foreclosures

By BLOOMBERG NEWS

Ohio, which had the highest foreclosure rate in the nation at the end of last year, plans to issue $100 million in taxable municipal bonds next month to help homeowners refinance mortgages.

Proceeds of the bond issue by the Ohio Housing Finance Agency will finance 1,000 loans with a fixed rate of 6.75 percent, said Robert Connell, director of debt management at the agency.

"We believe that it is incumbent on this agency to do something to assist these folks to enable them to keep their homes," Mr. Connell said. "A $100 million bond from this agency is not going to solve Ohio's foreclosure problem. We hope to at least make a dent."

A survey on March 13 by the Mortgage Bankers Association found that Ohio had the highest rate of homes in foreclosure. The state, whose economy has suffered declines in manufacturing, also had the highest rate of subprime loans in foreclosure. Subprime mortgages are granted to people with poor credit histories or high debts and often have rates at least 2 or 3 percentage points above prime loans.

Gov. Ted Strickland, a Democrat, has formed a panel to stem foreclosures. The group will develop strategies to help homeowners facing foreclosure and to educate buyers.

Ohio will roll out the program on April 2, Mr. Connell said. The loans will be limited to homeowners whose income is up to 125 percent of the median income of their county.

"It will be available to the residents of Ohio to take them out of their adjustable-rate mortgages, their interest-only mortgages, and avail them the opportunity to move into a fixed-rate mortgage, which may now benefit their individual financial situation," he said.

George K. Baum & Company of Kansas City, Mo., will manage the bond sale. The bonds will be taxable because the federal tax code prohibits states and local governments from using proceeds of tax-exempt bonds to refinance existing mortgages, Mr. Connell said.

The bankers' association survey found the foreclosure rate in Ohio across all loan types was 3.38 percent. Indiana was second highest, with 2.97 percent. Ohio also led the nation will 11.32 percent of subprime loans in foreclosure.

Lawmakers in California and New Jersey said Friday that they planned hearings on subprime lending.

MUNGER, TOLLES & OLSON LLP

355 SOUTH GRAND AVENUE
THIRTY-FIFTH FLOOR
LOS ANGELES, CALIFORNIA 90071-1560
TELEPHONE (213) 683-9100
FACSIMILE (213) 687-3702

560 MISSION STREET
SAN FRANCISCO, CALIFORNIA 94105-2907
TELEPHONE (415) 512-4000
FACSIMILE (415) 512-4077

January 4, 2008

WRITER'S DIRECT LINE
(213) 683-9525
(213) 683-4025 FAX
Michael.OSullivan@mto.com

BY OVERNIGHT DELIVERY

RECEIVED
2008 JAN -7 PM 4:01
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: KB Home - File No. 1-9195
Shareholder Proposal of Amalgamated Bank LongView Collective Investment Fund

Ladies and Gentlemen:

On behalf of KB Home, we are writing to reply to the letter dated December 28, 2007 (the "Proponent's Letter") that Cornish F. Hitchcock submitted on behalf of the Amalgamated Bank LongView Collective Investment Fund (the "Proponent") to the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), a copy of which is attached hereto as Exhibit A. The Proponent's Letter is in response to a letter dated December 12, 2007 (the "Initial Letter") that we submitted to the Staff on behalf of KB Home. The Initial Letter requests the Staff's concurrence that it will not recommend any enforcement action if KB Home excludes from its proxy materials for its 2008 annual meeting a proposal (the "Proposal") the Proponent submitted for consideration at the meeting.

The Proposal requests that KB Home's "board of directors establish a new Compliance Committee, to be composed of independent directors, that would conduct a thorough review of

the Company's regulatory, litigation and compliance risks with respect to its mortgage lending operations and report to shareholders within six months of 2008 annual meeting as to the committee's findings and recommendations, as well as the progress made towards implementing those recommendations."

In the Initial Letter, we explained that KB Home intends to exclude the Proposal pursuant to Rule 14a-8(i)(7) because it relates to the conduct of KB Home's internal legal compliance program and it requires an internal risk assessment concerning KB Home's ordinary business operations.

The Staff apparently agrees, having concurred two weeks ago with the decision of Toll Brothers, Inc., a company in the same industry as KB Home, to exclude the same proposal from the same proponent. *Toll Brothers, Inc.* (Dec. 20, 2007). Just as we argued in the Initial Letter, Toll Brothers argued in its no-action request letter that the proposal focused on an internal risk assessment concerning ordinary business operations.

Toll Brothers is just the latest in a long line of Staff concurrences with decisions by companies to exclude similar proposals. The Initial Letter cites a number of the Staff's more recent concurrences in this regard. The Proponent's Letter attempts to dismiss these Staff concurrences by arguing that the mortgage lending laws at issue in this Proposal and in *Toll Brothers* are more "urgent" than the laws at issue in the precedent we cited, including laws regulating securities, bribery, trading with the enemy and government contracting. This questionable assertion would seem to have been answered by *Toll Brothers*.

In any event, the Proponent's Letter misses the point. It is not enough to assert that a proposal refers to a significant policy issue to avoid exclusion; as the Commission stated in its 1998 release (Rel. 34-40018, May 21, 1998), the proposal must focus on the significant policy issue. What does the proposal actually ask the company to do? Here, as in *Toll Brothers* and the precedent cited in the Initial Letter, the Proposal is focused on ordinary course operational matters relating to the conduct of KB Home's internal legal compliance program (*i.e.*, it asks KB Home to form a board committee to review its compliance with a broad body of law that is tightly integrated into KB Home's day-to-day business activities) and an internal risk assessment (*i.e.*, it asks this committee to report on its review of the regulatory, legal and compliance risks to KB Home).

None of the precedent cited in the Proponent's Letter supports its argument:

- *Beazer Homes USA, Inc.* (Nov. 30, 2007) – The mortgage lending practices proposal at issue did not require formation of a compliance committee or a review of internal compliance risks. Presumably for this reason, the company did not argue that the proposal related to the conduct of its legal compliance program or an internal assessment of its risks.

- *Yahoo! Inc.* (Apr. 16, 2007) – The proposal at issue was concerned only with human rights policies "above and beyond matters of legal compliance" and did not seek an internal assessment of risk. Presumably for this reason, the company did not argue that the proposal related to the conduct of its legal compliance program or an internal assessment of its risks.

- *ExxonMobil Corporation* (Mar. 18, 2005) – The proposal at issue did not involve the conduct of the company's legal compliance program or an internal assessment of its risks. Instead, it asked for a report on the potential environmental damage the company's proposed drilling operations would cause to others. The Staff cited this proposal in Staff Legal Bulletin 14C as one that could not be excluded because it did not involve an internal assessment of risk, but instead focused on how the company's operations affected those outside the company. The *ExxonMobil* proposal's external focus is very different from the internally-focused Proposal at issue here. The Proposal is, instead, very similar to the proposal in *Xcel Energy Inc.* (Apr. 1, 2003) discussed in Staff Legal Bulletin 14C as a counterpoint to *ExxonMobil.* The *Xcel Energy* proposal, like this Proposal, asked the company to report on risks to the company arising from the company's operations. Because the proposal focused on internal risks instead of the sort of external risks at issue in *ExxonMobil*, the Staff concurred with the company's decision to exclude it.

- *General Electric Company* (Jan. 28, 2005) – The proposal at issue did not involve the company's legal compliance program and asked for a report relating to the financial and reputational risks of the company's operations in a specific foreign country associated with terrorist activities. Presumably for this reason, the company did not argue that the proposal related to the conduct of its legal compliance program and the Staff did not agree that the proposal's required risk assessment was sufficiently ordinary course.

- *Associates First Capital Corporation* (Mar. 13, 2000) – The proposal at issue did ask for a board committee to monitor accounting and legal compliance issues raised by predatory lending, but the company here actually did not make any Rule 14a-8(i)(7) arguments in its no-action request letter. Instead, the company attempted to incorporate by reference arguments it made in its no-action request letter from the prior year involving a very similar proposal (*Associates First Capital Corporation*, Feb. 23, 1999), a practice that we understand to be contrary to the Staff's policy to consider only arguments a company actually makes in its current request letter. As we noted in the Initial Letter, the Staff concurred with the Rule 14a-8(i)(7) arguments the company made to support its decision in 1999 to exclude the similar proposal, noting that the proposal concerned the conduct of the company's legal compliance program.

For the reasons set forth above and in the Initial Letter, and given the Staff's very recent concurrence in *Toll Brothers*, KB Home disagrees with the assertion in the Proponent's Letter that KB Home has not sufficiently justified its decision to exclude the Proposal and respectfully

reiterates its request that the Staff confirm that it will not recommend any enforcement action if KB Home excludes the Proposal from the proxy materials for its 2008 annual meeting pursuant to Rule 14a-8(i)(7).

* * *

Pursuant to Rule 14a-8(j), we are including six copies of this letter and are also sending a copy of this letter to the Proponent's designated representative.

If you have any questions regarding this matter or require additional information, please contact me at (213) 683-9525 or William A. Richelieu of KB Home at (310) 231-4098.

Sincerely,

Michael O'Sullivan /kj

Michael J. O'Sullivan

cc: Cornish F. Hitchcock, on behalf of
Amalgamated Bank LongView Collective Investment Fund

William A. Richelieu
KB Home

EXHIBIT A

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005
(202) 684-6610 • FAX: (202) 315-3552
CONH@HITCHLAW.COM

28 December 2007

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

By courier and e-mail (cfletters@sec.gov)

Dear Counsel:

I write on behalf of Amalgamated Bank LongView Collective Investment Fund (the "Fund") in response to the letter from counsel for KB Home ("KB" or the "Company") dated 12 December 2007. In that letter the Company requests that the Division grant no-action relief with respect to a shareholder proposal submitted by the Fund that deals with establishing a Compliance Committee on KB's Board of Directors. For the reasons set forth below, the Fund submits that the Company has not carried its burden with respect to establishing that the Fund's proposal may be excluded from the Company's proxy materials.

The Fund's Proposal.

The Fund requests that the Company "establish a Compliance Committee, to be composed of independent directors, that would conduct a thorough review of the Company's regulatory, litigation and compliance risks with respect to its mortgage lending operations and report to shareholders within six months of the 2008 annual meeting as to the committee's findings and recommendations, as well as the progress made towards implementing those recommendations."

The Supporting Statement cites the recent turmoil in the housing and mortgage markets and how that has had a negative effect on KB stock, which lost 45 percent of its value in the first ten months of 2007.

The Supporting Statement cites a report in BUSINESS WEEK suggesting that some aggressive business practices among the nation's largest homebuilders –

particularly within their mortgage or financing affiliates – may have contributed to the recent collapse of the mortgage and housing markets. Concerns center on the conflict of interest that may occur if a home builder's mortgage affiliate issues mortgages to home buyers who may not be able to repay their obligations.

The Supporting Statement cites as well the growing demand for legislative and regulatory action at both the federal and state levels that could increase legal obligations on loan originators, as well as crack down on deceptive lending, foreclosure or fraud. This is in addition to the threats of litigation under current laws affecting home buildings under the Real Estate Settlement Procedures Act, the Truth in Lending Act, and the Home Ownership Equity Protection Act, as well as state anti-predatory lending statues.

The Supporting Statement notes that the concern is far from theoretical. In October 2007 KB (while denying any wrongdoing) was one of six companies to settle a federal investigation into whether KB had accepted rebates from insurers for referrals when selling homes. Indeed KB agreed to pay $456,0000, more than any of the five other companies that also settled these kickback charges.

The Supporting Statement expresses concern about the damage to long-term shareholder value that can result from litigation, regulatory costs and reputational injury at companies that lack adequate compliance procedures and active board oversight. Accordingly, the Fund's proposal urges an investigation of KB's practices in this area and efforts to mitigate any potential conflicts that might be disclosed.

<u>The "Ordinary Business" Exclusion.</u>

1. <u>The Applicable Standard.</u>

KB invokes the "ordinary business" exclusion in Rule 14a-8(i)(7), which permits companies to omit proposals that "are mundane in nature and do not involve any substantial policy or other considerations." This is the standard set out in the 1976 rulemaking which produced Rule 14a-8(c)(7) (later recodified as Rule 14a-8(i)(7)) and explained how it should be applied in particular cases. Release No. 34-12999, 41 Fed. Reg. 52994, 52998 (3 December 1976) (the "1976 Release").

This interpretation stemmed from the Commission's concern about a no-action letter advising a utility that it could exclude a resolution on the topic of whether the company should build a nuclear power plant. The staff's theory was that the utility's management, "as an ordinary business matter, determines the fuel mix and the types of electrical generating methods that will be utilized to furnish electricity to the company's customers." *Potomac Electric Power Co.* (5 March 1976), 1976 SEC No-Act. LEXIS 622, *3. To avoid this result in the future, the SEC proposed amending the "ordinary business" exclusion to require the inclusion of

"proposals involving important business matters, notwithstanding the fact that such matters generally would relate to the conduct of the issuer's ordinary business operations." SEC Release No. 34-12598, 41 Fed. Reg. 29982, 29984 (20 July 1976).[1] After receiving public comments, the SEC adopted the 1976 Release and reissued Rule 14a-8 in amended form; the Commission did not, however, alter the language of the "ordinary business" exclusion, citing administrative and interpretational concerns. 41 Fed. Reg. at 52997. The SEC concluded that the existing standard (which was placed in a new subpart (c)(7)) "appears to be a workable one if it is interpreted in a somewhat more flexible manner than in the past." *Id.* at 52998.

The "substantial policy" benchmark well captures the point the Commission sought to make: It is not enough that the topic of a resolution be "mundane" – indeed, the *PEPCO* example shows how any policy issue can be characterized to seem like a part of the company's day-to-day business. What matters is whether the proposal is also devoid of "*any* substantial policy or other considerations," 1976 Release, 41 Fed. Reg. at 52998 (emphasis added).

In Release No. 34-40018, 63 Fed. Reg. 29106 (28 May 1998) the Commission reaffirmed this approach and provided additional guidance for determining what sort of issues would transcend "ordinary business." The Commission recommended a focus first on the subject matter of the proposal, noting that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to director shareholder oversight," *e.g.*, decisions on hiring or promotion of employees, production quality, and retaining suppliers. *Id.* at 29108. Even so, the SEC noted, some proposals would "transcend the day-to-day business matters and raise policy issues so significant" as to warrant shareholder input. *Id.*

Secondly, the Commission cited a need to examine the extent to which a proposal would "micro-manage" the company "by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

In seeking no-action relief KB argues that the Fund's proposal relates merely to KB's day-to-day operations (KB Letter at pp. 4-6), seeks to probe deeply into a complex area as to which shareholders are not equipped to make an informed

---

[1] The proposed text amendment would have replaced the language then in subpart (c)(5), which allowed companies to omit requests to act on "a matter relating to the conduct of the ordinary business operations of the issuer," with a new subpart (c)(7), which would permit the omission only of "routine, day-to-day matter[s] relating to the conduct of the ordinary business operations of the issuer." *See* 41 Fed. Reg. at 29988, 29984.

judgment (KB Letter at pp. 6-7), and involves little more than internal risk assessments (KB Letter at pp. 7-9). As we now demonstrate, the issues presented by the Fund's proposal transcend ordinary business considerations, and KB has not sustained its burden of proving otherwise.

2. Significant Policy Issues.

The issues here transcend day-to-day operational issues and are appropriate for shareholder participation as they involve governance at the board level..

Contrary to KB's assertions, the proposal does not focus on day-to-day operations, but rather on governance at the board of directors level. Directors are elected by the shareholders to act as stewards of the shareholders. Particularly at a time when the Company's stock price has collapsed with no sign of immediate recovery, it is plainly not a matter of "ordinary business" for shareholders to raise questions about how directors carry out that responsibility in this industry.

Specifically, the Fund's proposal asks the board to create a new committee that would focus on issues pertaining to the present housing and mortgage crisis, a "significant policy" issue by anyone's definition.[2] The proposal also seeks a board-level review of the Company's mortgage operations business amidst concerns that home builders' mortgage financing affiliates may have exacerbated the current problems by originating mortgages in significant numbers to buyers who could not afford those mortgages.

Apart from significant policy issues presented by the current housing and credit crisis, we note that the utilization of compliance committees has itself emerged as a significant issue of corporate governance in recent years. Nearly two years THE WALL STREET JOURNAL reported how a "small but growing number" of S&P 500 committees are setting up compliance committees along the line recommended by the Fund here, rather than simply relying on the audit committee. Joann S. Lublin, *Compliance Panels Slowly Take Hold*, WALL ST. JOURNAL (9 January 2006) (Ex. A hereto). The practice is noticeable in industries that are subject to significant regulatory requirements, as are home builders.

---

[2] *See, e.g., Congress Takes Up Mortgages*, WALL ST. JOURNAL at A7 (6 September 2007); *Treasury Secretary Paulson Presses for Congress to Act on FHA Bill*, WALL ST. JOURNAL (14 September 2007); *Bush Wants to Expand Mortgage Disclosures*, WALL ST., JOURNAL at D3 (20 September 2007); *Housing Mess: Congress to the Rescue?*, WALL ST. JOURNAL at A9 (22 September 2007); *Paulson Urges Congress to Act on Loan Woes*, WALL ST. JOURNAL at A2 (4 December 2007); *Bush to Unveil Aid to Homeowners*, WALL ST. JOURNAL at A3 (5 December 2007); Henry M. Paulson, Jr., *Our Plan to Help Homeowners*, WALL ST. JOURNAL at A17 (7 December 2007).

The Fund's proposal is thus comparable to other proposals seeking the creation of a board-level committee to look into significant policy issues. Three no-action determinations in which the Division denied no-action relief are illustrative.

Associates First Capital Corporation (13 March 2000) chillingly anticipated the subprime lending issues that dominate today's news. The resolution there sought the creation of a board committee to "oversee the development and enforcement of policies to ensure that (1) accounting methods and financial statements adequately reflect the risks of subprime lending and (2) employees do not engage in predatory lending practices; and to report before the next annual meeting to the shareholders on policies and their enforcement." Despite pleas from the company this related to its core business activities, the Division denied no-action relief.

Similarly in *General Electric Co.* (28 January 2005), the proposal asked the board to create a committee to "review General Electric's operations in Iran, with a particular reference to potential financial and reputational risks incurred by the company by such operations." A report was similarly requested. The Division rejected GE's argument that the proposal merely sought a request for an evaluation on doing business in a single country and did not involve any overriding social policy issue.

More recently in *Yahoo!* (16 April 2007), a proposed bylaw would create a board-level Committee on Human Rights to review "implications of the company's policies" with respect to human rights, both at home and abroad. Of particular note, the Division rejected the company's argument that the "issue of how the Company should respond or alter its services to comply with government regulations . . . is central to the Company's day-to-day business operations," and the "issue is highly complex, and requires a detailed understanding of, among other things, the Company's current and future business models and strategies, available technology and the regulatory landscape" – matters on which shareholders were said to be ill-equipped to judge. 2007 SEC No-Act. LEXIS 445 at *70-71.

Also germane is the recent determination in *Beazer Homes USA, Inc.* (30 November 2007), which denied no-action relief with respect to a proposal that requested a report "evaluating the Company's potential losses or liabilities relating to its mortgage operations and/or those of any affiliates or subsidiaries." In *Beazer*, as here, the proponent cited the current crises involving mortgage lending, the credit crunch, and the significant loss of shareholder value among homebuilders as factors that took the proposal out of the realm of "ordinary business." The Division rejected Beazer's arguments that this proposal could be excluded under the "ordinary business" exclusion in Rule 14a-8(i)(7), upon which KB relies here.

The authorities cited by KB involve requests for committees to monitor various aspects of company operations. However, none of those proposals involved

the same level of urgency to shareholders in a given industry sector, such as homebuilding, or the same public policy considerations that are presented by the current mortgage crisis. *E.g.., Bear Stearns Cos., Inc.* (14 February 2007) (committee to monitor Sarbanes-Oxley compliance); *Ford Motor Co.* (19 March 2007) (committee to monitor securities law issues); *Halliburton* Co. (10 March 2006) (same); *AES Corp.* (9 January 2007) (committee to monitor ethics compliance); *Humana Inc.* (25 February 1998) (committee to monitor anti-fraud program); *Crown Central Petroleum Corp.* (19 February 1997) (committee to monitor franchisee compliance with laws regarding cigarette sales to minors); *Monsanto Co.* (3 November 2005) (committee to monitor Foreign Corrupt Practices Act compliance).

The proposal involves more than day-to-day risk assessment.

KB appears to rely heavily on commentary in STAFF LEGAL BULLETIN 14C (2005), section D of which dealt with application of the "ordinary business" exclusion to proposals to evaluate environmental and public health risks. Of course, this proposal does not address environmental or public health issues, and the only letters cited by KB deal with topics falling into one category or the other. *See Centex Corp.* (14 May 2007); *TXU Corp.* (2 April 2007); *Hewlett-Packard Co.* (22 January 2007); *Great Plains Energy Inc.* (27 February 2007) (environmental proposals); *Abbott Laboratories* (9 March 2006); *Pfizer Inc.* (29 January 2007) (public health proposals).

More generally, though, the STAFF LEGAL BULLETIN made it clear that the appearance of the word "risk" in a resolution is not an automatic disqualifier. The STAFF LEGAL BULLETIN thus cited as an example of a proposal that must be included a request that ExxonMobil prepare a report "on the potential environmental damage that would result from the company drilling for oil and gas in protected areas" such as national parks. *ExxonMobil Corp.* (18 March 2005). Choices about where and how to drill for oil are surely part of the day-to-day decision making that takes place at an oil company such as ExxonMobil. Moreover, the wrong choice may have not only serious environmental concerns, but also economic consequences in terms of potential liability and loss of reputation. Nonetheless the Division approved a proposal seeking a report on those issues.

Similarly, a home builder's choices about how to operate a financing affiliate are at one level a part of the company's day-to-day activities. Nonetheless, the wrong choice can have significant consequences not only for the company and its shareholders, but also for home owners who find themselves faced with foreclosure, for renters who may find themselves evicted from homes threatened with foreclosure, for communities that face the risk of crime and economic decline from foreclo-

sures and a need to issue debt to deal with those threats,[3] and for investors in this country and abroad who put their money into collateralized debt obligations and similar vehicles only to see the value plummet.

Ironically, KB helps make this point when it describes (at p. 5) the "patchwork quilt of mortgage-lending statutes, rules, regulations, practices and standards" under federal law, implementing regulations, state laws and local laws. The complexity of that system argues in favor of allowing shareholders to voice their views on how the board of directors should oversee management, particularly at a time when (as the proposal notes) KB has had to expend resources and company funds settling federal kickback charges. KB's attempt to trivialize the Fund's proposal as merely a request for a proposal on risk assessment thus underestimates the policy significance of the proposal.

Conclusion.

For the foregoing reasons, KB Home has failed to carry its burden of justifying exclusion of the Fund's proposal, and we would ask the Division to advise the Company that its request for no-action relief is denied.

Thank you for your consideration of these points. Please do not hesitate to contact me if there is any further information that can be provided.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

cc: Michael J. O'Sullivan, Esq.
Mr. Scott Zdrazil

[3] See *Spreading the Misery*, THE NEW YORK TIMES (29 November 2007) and *Ohio to Sell Bonds to Avert Home Foreclosures*, BLOOMBERG NEWS (24 March 2007) (Exs. B and C hereto).

EXHIBIT A

Theory & Practice

Compliance Panels Slowly Take Hold

Board-Level Committees
Add Clout to a Company's
Ability to Police Itself

By **JOANN S. LUBLIN**
Staff Reporter of THE WALL STREET JOURNAL
January 9, 2006

Scott Gilbert, the top compliance cop at **Marsh & McLennan** Cos., wanted to speed up training about new ethics rules for staffers at one Marsh unit. So he asked the unit's leaders to describe their plans to the board of directors' new compliance committee last September.

Board-level presentations "focus the attention of management," says Mr. Gilbert, whom the New York financial giant hired as its first chief compliance officer in January 2005. A compliance committee "is a very useful thing," he adds.

Others agree. A small but growing number of major corporations are creating board-level compliance panels to oversee how well their companies are obeying legal, regulatory and ethical requirements. Twenty-two Standard & Poor's 500 companies, mainly in the fields of health care and financial services, have board committees primarily focused on compliance and legal issues, up from 15 in 2003, according to an analysis by recruiters Spencer Stuart.

Compliance committees typically seek to ensure that employees don't run afoul of mandates such as antibribery laws, worker-safety rules and whistle-blower protections adopted after business scandals. They enhance the clout of managers who enforce compliance, keep tabs on compliance programs and lighten the load of audit committees.

In some cases, compliance committees formed to oversee pending lawsuits or government probes disband once they complete the assignment. That happened at **Mattel** Inc. and **PNC Financial Services Group** Inc. Other committees are there for the long haul.

"We are there to insist on compliance, but to also help [executives] do their jobs," says Zachary Carter, a former U.S. prosecutor who takes his role as chairman of the three-person Marsh committee seriously. He and Mr. Gilbert talked daily for a time after the committee was formed in March. Committee members review internal-compliance problems, revise Mr. Gilbert's draft reports to the board, and make sure he has enough resources to do his job.

Active compliance committees must walk a fine line between monitoring and meddling. And some governance experts consider them unnecessary clones of the audit committee. "It could be a sign of bad governance" because "you're duplicating efforts and creating the risk of somebody missing information," says Joseph Grundfest, a Stanford University law professor. He serves on the board of **Oracle** Corp., where the audit panel handles compliance.

Corporate crises sparked the creation of several compliance committees. **American International Group** Inc., beset by regulatory probes into its accounting practices, appointed a panel in April to review whistle-blower complaints and give government regulators "a point of contact on the board," says an individual close to the situation. Regulators had criticized the New York insurance company for its truculent response to past investigations.

AIG's Regulatory, Compliance and Legal Committee is led by Stephen L. Hammerman, a retired New York City deputy police commissioner. The panel is helping AIG executives negotiate a possible settlement with New York State Attorney General Eliot Spitzer and prepare a global compliance program, says the individual close to the situation. An AIG spokesman says its compliance plan will enhance regulatory monitoring in the roughly 130 countries where it operates.

Directors of **Apria Healthcare Group** Inc. in Lake Forest, Calif., formed their compliance committee in January 2000 to bolster a management-compliance group required by the settlement of a whistle-blower lawsuit. When the home health-care concern later tried to resolve allegations of overbilling the Medicare program, federal negotiators saw the board panel "as part of the reason to settle the case" because it set the right tone at the top, recalls committee chairman Richard Koppes. (The charges stemmed from pre-2000 actions.)

Apria paid $17.6 million in September as part of the settlement, without admitting wrongdoing.

Litigation spawned the Marsh panel, too. An October 2004 suit by Mr. Spitzer charged the company's insurance-brokerage unit rigged commercial-insurance bids and accepted "contingent-commission" payments in return for steering business to favored carriers. Under an $850 million settlement reached last January, Marsh promised to ban contingent commissions, adopt altered fee arrangements and fuller client disclosures, and establish a board-compliance committee.

The committee is technically a subcommittee of the audit panel. It operates fairly autonomously because it reports to the full board, says Mr. Carter, a partner at New York law firm Dorsey & Whitney LLP, which specializes in white-collar crime and civil-fraud cases. Institutional investors lobbied for his 2004 board appointment.

Officials of the Marsh unit appearing before his panel learned how highly directors value compliance. Board members persuaded the executives to add operational managers to the unit's compliance organization so that employees view it as important and not "make-work," Mr. Carter recollects.

On another occasion, Mr. Gilbert says he invited Mr. Carter to interview the finalist for compliance officer at a different unit partly to signal that "it was a very important job." Mr. Gilbert's own job security largely depends on Mr. Carter's panel. "If my performance were lacking, the compliance committee would have the power to do something about it," he observes.

The committee could disband in five years, when its settlement-monitoring duties expire. With other regulatory issues looming, "it will be a permanent fixture of the company," Mr. Carter predicts.

Theory & Practice is a weekly look at people and ideas influencing managers. Send comments to

theorypractice@wsj.com[1].

Reach of Board Compliance Committees

S&P 500 companies disclosing such panels. Disclosures as of ...

5/31/05	7/15/2004	7/15/2003
Avery Dennison	Avery Dennison	Avery Dennison
Bear Stearns	Bear Stearns	Becton, Dickinson
Becton, Dickinson	Becton, Dickinson	Countrywide Financial
Brunswick	Brunswick	Fifth Third Bancorp
C.R. Bard	C.R. Bard	Guidant
Comerica	Comerica	Hartford Financial Svc. Gp.
Countrywide Financial	Countrywide Financial	HCA
Express Scripts	Express Scripts	John Hancock Financial
Hartford Financial Svc. Gp.	Guidant	Manor Care
HCA	Hartford Financial Svc. Gp.	Mattel
Laboratory Corp. of America	HCA	MedImmune
Lucent Technologies	Lucent Technologies	PNC Financial Services
Manor Care	Manor Care	Schering-Plough
MedImmune	Mattel	Tenet Healthcare

Microsoft	MedImmune	UnitedHealth Group
Omnicom Group	Microsoft	
Sara Lee	Sara Lee	
Schering Plough*	Schering-Plough	
Tenet Healthcare	Tenet Healthcare	
UnitedHealth Group	UnitedHealth Group	
UnumProvident	Watson Pharmaceuticals	
Watson Pharmaceuticals		

**Based on confirmation by company.*

Source: Proxy-statement analysis by recruiters Spencer Stuart in New York

Spencer Stuart defines "compliance" broadly enough to cover panels mainly organized to oversee pending lawsuits or government probes. Mattel and PNC Financial Services Group say such special committees disbanded once they finished their assignment. Fifth Third Bancorp disappeared from the search firm's tally after the Cincinnati bank's compliance committee enlarged its focus to cover risk issues, too. Takeovers knocked two others off the list: John Hancock Financial Services, acquired in 2004, and Guidant, which has agreed to be acquired by Johnson & Johnson.

In addition, Laboratory Corp. had a compliance committee in 2004 and 2003 but wasn't part of the S&P 500 during those years. Spencer Stuart's analysis is based on the S&P 500 makeup as of June 30 for each year.

EXHIBIT B

The New York Times
nytimes.com

November 29, 2007

EDITORIAL

Spreading the Misery

The nation's foreclosure crisis is metastasizing, and communities are in harm's way as property values and tax bases decline and crime increases.

In the third quarter, there were 635,000 foreclosure filings, a 30 percent increase from the previous quarter and nearly double from a year ago, according to RealtyTrac, a national real estate information service. That works out to one for every 196 households. Michigan and Ohio, which were hit early and hard by a combination of economic weakness and reckless lending, continue to reel. Foreclosures rose last year in Colorado, Georgia and Texas and are now surging in California, Nevada, Arizona and Florida. In those states unsustainable mortgages are at the root of the problem.

The Bush administration has been far too slow to respond, with some officials apparently worried that helping today's troubled borrowers might encourage future borrowers to take on too much debt. That misses a critical point: much of this crisis can be traced to lenders' failure to vet borrowers and the government's failure to regulate the industry. And it misses an even bigger point: unless something is done quickly, whole communities, not just people who lose their homes, will suffer.

Foreclosed properties damage the value of nearby homes and the tax bases of municipalities. There is also a strong correlation between foreclosures and crime. For every one percentage point increase in a neighborhood's foreclosure rate, violent crime rises 2.3 percent, according to a recent study by Dan Immergluck of the Georgia Institute of Technology and Geoff Smith of Woodstock Institute, a research and advocacy organization in Chicago.

Reports from Cleveland, Atlanta and the sprawl around Los Angeles and Sacramento — from low-income city neighborhoods to middle-class suburbs — all tell a similar story: when vacancies appear, so do looters, vagrants, prostitutes and drug dealers. In Cleveland's inner city, it takes 72 hours for a vacated house to be looted, a community activist told CNN recently, with lootings often followed by violent crime. In the suburbs, the descent may be slower, beginning with graffiti and vandalism and moving to gang activity and other crime.

Police departments may not be able to keep up, in part because foreclosures are projected to strain municipal budgets. Neighborhood watch groups are quickly overwhelmed. The United States Conference of Mayors met this week to discuss the impact of foreclosures. Based on the mayors' experience, their estimates of the number of coming foreclosures, and the damage inflicted on community life, were grimmer than projections from the federal government and the housing industry. The question is whether their concerns will be heeded.

As more foreclosures take their toll, the need becomes ever more obvious for a comprehensive, national effort to avert evictions. Last week, Treasury Secretary Henry Paulson Jr. wisely shifted his position on loan modifications, endorsing the idea that some at-risk loans should be modified en masse rather than on an

inefficient one-by-one basis. If Mr. Paulson backs up his new stance with a plan of action, the socio-economic costs of foreclosures may yet be contained.

EXHIBIT C

The New York Times
nytimes.com

March 24, 2007

Ohio to Sell Bonds to Avert Home Foreclosures

By BLOOMBERG NEWS

Ohio, which had the highest foreclosure rate in the nation at the end of last year, plans to issue $100 million in taxable municipal bonds next month to help homeowners refinance mortgages.

Proceeds of the bond issue by the Ohio Housing Finance Agency will finance 1,000 loans with a fixed rate of 6.75 percent, said Robert Connell, director of debt management at the agency.

"We believe that it is incumbent on this agency to do something to assist these folks to enable them to keep their homes," Mr. Connell said. "A $100 million bond from this agency is not going to solve Ohio's foreclosure problem. We hope to at least make a dent."

A survey on March 13 by the Mortgage Bankers Association found that Ohio had the highest rate of homes in foreclosure. The state, whose economy has suffered declines in manufacturing, also had the highest rate of subprime loans in foreclosure. Subprime mortgages are granted to people with poor credit histories or high debts and often have rates at least 2 or 3 percentage points above prime loans.

Gov. Ted Strickland, a Democrat, has formed a panel to stem foreclosures. The group will develop strategies to help homeowners facing foreclosure and to educate buyers.

Ohio will roll out the program on April 2, Mr. Connell said. The loans will be limited to homeowners whose income is up to 125 percent of the median income of their county.

"It will be available to the residents of Ohio to take them out of their adjustable-rate mortgages, their interest-only mortgages, and avail them the opportunity to move into a fixed-rate mortgage, which may now benefit their individual financial situation," he said.

George K. Baum & Company of Kansas City, Mo., will manage the bond sale. The bonds will be taxable because the federal tax code prohibits states and local governments from using proceeds of tax-exempt bonds to refinance existing mortgages, Mr. Connell said.

The bankers' association survey found the foreclosure rate in Ohio across all loan types was 3.38 percent. Indiana was second highest, with 2.97 percent. Ohio also led the nation will 11.32 percent of subprime loans in foreclosure.

Lawmakers in California and New Jersey said Friday that they planned hearings on subprime lending.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 11, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: KB Home
Incoming letter dated December 12, 2007

The proposal requests that the board establish a compliance committee, to be composed of independent directors, that would conduct a thorough review of the company's regulatory, litigation and compliance risks with respect to its mortgage lending operations and would report to shareholders its findings and recommendations, as well as the progress made towards implementing those recommendations.

There appears to be some basis for your view that KB Home may exclude the proposal under rule 14a-8(i)(7), as relating to KB Home's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if KB Home omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Eduardo Aleman

Eduardo Aleman
Attorney-Adviser

END